UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MedImmune, Inc.

(Name of Subject Company)

MedImmune, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

584699102

(CUSIP Number of Class of Securities)

David M. Mott
Chief Executive Officer, President and Vice Chairman of the Board
One MedImmune Way
Gaithersburg, Maryland, 20878
(301) 398-0000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Frederick W. Kanner
Chang-Do Gong
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 3, 2007 with the Securities and Exchange Commission by MedImmune, Inc., a Delaware corporation (“MedImmune”), relating to the offer by AstraZeneca Biopharmaceuticals Inc., a Delaware corporation and an indirect wholly owned subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of MedImmune at $58.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.  Additional Information

Item 8 is hereby supplemented as follows:

Legal Proceedings

On April 25 2007, an alleged shareholder of MedImmune commenced a purported class action against MedImmune and its directors in state court in Maryland purporting to assert claims for self-dealing and breach of fiduciary duty.  In the lawsuit, captioned Chris Larson v. MedImmune Inc. et al. (Case No. 281946, Sixth Judicial Court, Montgomery County, MD), plaintiff seeks, among other things, an order (a) declaring the Merger Agreement invalid and unenforceable, (b) enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Merger, (c) rescinding, to the extent already implemented, the Merger or any of the terms thereof, and (d) awarding plaintiff the costs and disbursements of this action, including attorneys’ fees.  MedImmune believes the claims asserted by the plaintiff are without merit and intends to defend the action vigorously.  Please refer to the complaint, which is filed as an exhibit to this Amendment No. 1 to the Solicitation/Recommendation Statement, for additional information.

Regulatory Approvals

(b) Foreign Antitrust Approvals

On May 10, 2007, AstraZeneca received clearance from the German Federal Cartel Office under the German Act against Restraints of Competition. Accordingly, the condition to the Offer that the acquisition be approved by the relevant governmental authorities of Germany has been satisfied.

Item 9.  Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(A)	Opinion of Goldman, Sachs & Co. to the Board of Directors of MedImmune, Inc., dated April 22, 2007 (incorporated by reference to Annex II attached to the Schedule 14D-9).

(a)(5)(B)	Complaint filed by Chris Larson in the Sixth Judicial Court of Maryland on April 25, 2007.*

*  Filed herewith.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  May 15, 2007

MedImmune, Inc.

By:	/s/ William C. Bertrand
William C. Bertrand Jr., Esq.
Senior Vice President, General
Counsel & Corporate Secretary

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